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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:

September

Commission File Number:  000-49605

Commander Resources Ltd.

(Name of Registrant)

Suite 510, 510 Burrard Street, Vancouver, B.C. V6C 3A8

(Address of principal executive offices)

1.

NRs 07-18, 07-19, 07-20, 07-21

2.

MC and NR 07-22, MC and NR 07-23, MC and NR 07-24, MC and NR 07-25, MC and NR 07-26

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel: (604) 685-5254 Fax: (604) 685-2814	Date: September 10, 2007 TSX Venture Exchange: CMD Shares Issued: 62,338,660 News Release: #07-18

Global Gold Uranium Completes Cochrane Pond Airborne Survey and Starts Prospecting on 150 Anomalies

Commander Resources Ltd. (CMD – TSX Venture) and Bayswater Uranium Corp. (BAY – TSX Venture) have been informed by Global Gold Uranium LLC. (GGU) that it has completed the airborne survey of the Cochrane Pond Uranium J.V. claims. The survey by GGU, consisting of a combined radiometric and magnetic system, was flown over 6396 line kilometres during the summer. Approximately 150 radiometric anomalies were identified from the extensive data.

GGU has retained a 4-member prospecting team which is enroute to the project area at this time. The team, to be based at the nearby port of Burgeo, will be supported by a contract helicopter based there and will start prospecting in the next few days.

The Cochrane Pond Property currently consists of 14 mineral licenses covering 61,000 hectares. It adjoins the companies’ extensive Hermitage Uranium property located near the south coast of western Newfoundland.

Under an agreement reported on April 13, 2007, Global Gold Uranium may earn an initial 51% interest in the property over a four year period by making total cash payments to the Companies of US$700,000, issuing 350,000 shares of Global Gold and completing exploration expenditures of $3.5 million.  The first years committed work expenditure is $500,000. Global Gold Uranium has the option to increase its interest to 60% by either completing the next $2 million in exploration or by funding and delivering to the Companies a feasibility study on the property or the interests will flip such that the Companies will hold 51% and Global Gold Uranium 49% in and to the Property.

Prospecting on the Hermitage property by Commander Resources Ltd. and others has resulted in the discovery of over 25 uranium showings with prospecting samples up to 3% U3O8.

ABOUT COMMANDER RESOURCES LTD.

Commander Resources Ltd. is a Canadian junior exploration company with control of one of the largest new gold districts in Canada and a new uranium belt in Newfoundland.  The Company also owns several high quality exploration properties that are being explored this year by partners. The Company uses a combination of aggressive land acquisition, focused projects and good deal-making to increase its exposure to success while reducing risk to shareholders.

On Behalf of the Board of Directors,

Kenneth Leigh

President & CEO

For further information, please call: Commander Resources Ltd.
Telephone: (604) 685-5254 or 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel: (604) 685-5254 Fax: (604) 685-2814	Date: September 13, 2007 TSX Venture Exchange: CMD Shares Issued: 62,338,660 News Release: #07-19

COMMANDER AND DONNER TO RE-ACTIVATE THE SOUTH VOISEY’S BAY NICKEL PROJECT

Commander Resources Ltd. (CMD – TSX Venture) reports that the Company and its partner, Donner Metals Ltd. (DON – TSX Venture), collectively the Companies, have agreed to re-activate the Sarah Lake project, part of the South Voisey's Bay (SVB) properties in Labrador. The project is located about 90 kilometres south of the Voisey's Bay Nickel Mine and is situated on one of the best developments of anomalous Ni-Cu sulphide mineralization hosted by mafic plutonic rocks in the region outside of Voisey’s Bay.

The Companies have maintained their interests in the property and adjacent ground since first acquired during the staking rush that immediately followed the Voisey’s Bay discovery in the mid 1990’s.

The Sarah Lake property covers a portion of the extensive Pants Lake Gabbro Complex, which is similar in age and chemical composition to the intrusions that host the 150 Mt. Voisey's Bay nickel deposits. Large areas of the key basal contact of the gabbro lie within a few hundred metres of the surface and significant areas have not been sufficiently explored for nickel-bearing massive sulphide accumulation. Government geologists have calculated that a very large volume of nickel metal has been removed from the gabbro melt and it is interpreted that the nickel has been concentrated in magmatic sulphides during the injection of the intrusion(s). The location of this concentration has yet to be discovered.

In a 2000 publication by the Government of Newfoundland and Labrador (by A. Kerr), sulphide mineralization from the Pants Lake Gabbro is described as, “texturally and mineralogically similar to Voisey’s Bay” and that “virtually all of the gabbroic rocks have been depleted in Ni and Cu by interaction with sulphidic liquids.”  In addition, the publication goes on to say that “the potential of the Pants Lake area is far from fully tested as the intrusion has a surface area about 100 times larger than the Voisey’s Bay intrusion.”

Previous work determined that a large portion of the North Gabbro-Black Gabbro phase of the Pants Lake Complex underlies the Sarah Lake property. This portion of the North Gabbro is associated with numerous nickel sulphide intersections ranging from 0.5% nickel to 11.9% nickel on the property immediately to the west of Sarah Lake.  For example, historical intersections located less than one kilometre to the west of the Sarah Lake property reported from the Donner/Northern Abitibi joint venture included:

11.9% nickel, 9.6% copper over 1.10 metres in the footwall (Hole 97-75)

1.13% nickel, 0.78% copper over 15.7 metres in gabbro (Hole 97-96)

4.49% nickel, 2.6% copper over 0.20 metres in gabbro (Hole 98-131)

The North Gabbro in this area contains several other geological characteristics that are associated with Voisey’s Bay nickel such as “Leopard Spot” textures and assimilation by the gabbro of large volumes of local country rock. Furthermore, the latest work showed that very little of the North Gabbro has been tested by drilling here, leaving ample room for a Voisey’s Bay sized deposit on the Sarah Lake property.

Previous geophysical surveys located discrete conductors at a depth coincident with the interpreted base of the North Gabbro.  Since high grade nickel sulphide deposits are usually highly conductive, the Companies have decided to undertake an extensive low frequency electromagnetic (EM) survey on the Sarah Lake Property utilizing the well known UTEM system to better define the existing anomalies and identify new prospective targets.

Crews have been mobilized to the property to re-habilitate the camp facilities. Also, previously cut lines will be inspected and re-habilitated as necessary and extra line cutting may be required for the proposed survey. It is expected that about 50 line kilometres of surveying will cover the favorable ground on the Sarah Lake property. Timing for the work has not been finalized due to the availability of contractors, but the plan is to complete the work in October if possible.  Alternatively, the survey work will be done in April/May of 2008.

About three kilometres to the north of the Sarah Lake Property, the Company owns 100% of the Sally and Sadie claims and 59.9% of the Adlatok 1 property, all of which form a contiguous block adjoining the Sarah Lake property. Work by the Company in the western portion of this block identified a highly contaminated gabbro which appears to extend eastward. A reconnaissance AMT-EM survey (audio-magneto-telluric) identified three apparent conductors on these properties on lines spaced one kilometre apart.  The Company is assessing the logistics and budget for completing approximately 60 kilometres of UTEM-EM survey, in conjunction with work on the Sarah Lake property, to detail and verify the AMT anomalies on Sally, Adlatok1 and Sadie.

The Company owns 48.2% of the Sarah Lake Property, 59.9% of the Adlatok 1 and 100% of Sally and Sadie.  Donner is the operator of the Sarah Lake Joint Venture and Commander is the operator of the Adlatok1 Joint Venture.

The new geophysical data will be integrated with existing geological, geochemical and geophysical data to generate drill targets for 2008.

Summary information and maps of the properties can be found on the Company’s website at www.commanderresources.com.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with control of one of the largest new gold districts in Canada and a new uranium belt in Newfoundland.  The Company also owns several high quality exploration properties that are being explored this year by partners. The Company uses a combination of aggressive land acquisition, focused projects and good deal-making to increase its exposure to success while reducing risk to shareholders.

On Behalf of the Board of Directors,

Kenneth Leigh

President & CEO

For further information, please call: Commander Resources Ltd.
Telephone: (604) 685-5254 or 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel: (604) 685-5254 Fax: (604) 685-2814	Date: September 19, 2007 TSX Venture Exchange: CMD Shares Issued: 62,338,660 News Release: #07-20

COMMANDER’S PARTNER IN THE YUKON REPORTS 1.12% CU OVER 5.6 METRES FROM OLYMPIC-ROB PROPERTY

Commander Resources Ltd. (CMD – TSX Venture) reports that Fjordland Exploration Inc. (FEX- TSX Venture) has provided an update on the current diamond-drilling program on the 3,675 hectare Olympic-Rob copper-gold-uranium (IOCG) project, located 100 kilometres north of Dawson City, Yukon, that is geologically similar to BHP Billiton Ltd.’s giant Olympic Dam copper-gold-uranium mine. Under an option agreement with Commander Resources Ltd. (TSX-V:CMD), Fjordland can earn an initial 60% interest and up to an 80% interest in the Olympic-Rob project.

On Rob, two drill holes totalling 403.56 metres were completed. Both holes tested two distinct magnetometer high anomalies that are coincident with soil anomalies. Both holes encountered significant, copper +/- uranium mineralization, associated with highly altered and brecciated quartz-dolomite zones within a sequence of near-massive hematitic siltstone and shale.

The first hole cut 5.6 metres grading 1.12% copper within a wider, 19 metre envelope grading 0.44% Cu and 13 ppm U3O8 between 6 and 25 metres depth (see Table, below). A lower interval of 35.9 metres ran 0.21% Cu and 4 ppm U3O8 between 54 and 90 metres depth. The second hold cut two intervals of 10 and 18 metres width between 91 and 144 metres depth. These zones ran 0.21 % Cu with 27 ppm U3O8 and 0.19% Cu with 30 ppm U3O8 respectively.  This copper and anomalous uranium mineralization occurred in zones with strong hematite-silica alteration and some brecciation.

These intervals are similar in alteration and copper-uranium values to early drilling encountered at Olympic Dam in Australia. Of the first eight holes drilled there, four contained negligible copper- uranium values while the other four had +1% copper intervals with uranium values ranging from 39 ppm to 75 ppm U3O8  over 11 to32 metres.  A number of anomalous gold values at Rob exceeded 0.10 g/t, with the best one-metre interval running 0.33 g/t gold; again similar to the early gold results at Olympic Dam.

On the Olympic zone, the first hole (Oly-07-01) collared in chlorite-altered breccia, drilled through a sequence of hematite-altered siltstone with minor amounts of copper (see Table Below). Unfortunately, due to very bad ground conditions, the target depth of > 500 metres was not reached; the hole was lost at a depth of 307 metres.  Drilling of a second deep (> 500 m) hole is delayed due to the drill contractor’s manpower constraints.

On the Olympic zone, numerous copper showings ranging from 100 ppm to 21.4% copper in grab samples are enveloped by a 2-kilometre diameter copper in-soil anomaly. A strong magnetic anomaly also underlies the area, which is also similar to the Olympic Dam setting.

Drill Hole No.	From (m)	To (m)	Core length	Cu (%)	U3O8 (ppm	Co (ppm)

Rob-07-01	6.1	25.2	19.1	0.44	12.6153	70.9
including	19.6	25.2	5.6	1.12	17.8029	126.3
	53.6	89.5	35.9	0.21	4.4802	19.5
including	53.6	60.4	6.8	0.43	8.6067	49.4
Rob-07-02	90.8	101.7	10.9	0.21	26.9991	37.3
	125	143.7	18.7	0.19	30.0645	24.2

Oly-07-01*	110.9	123	12.1	0.1	3.1833	58.9
	191	198	7	0.26	4.2444	39
* Hole lost at 307m

Analytical results for the first three holes drilled to date are currently being evaluated by the company. The preliminary results are consistent with an Olympic Dam-type target, as previously formulated. Fjordland plans to complete the proposed drilling by the end of the year.

As reported to Commander by Fjordland, the 2007 drilling program and sampling protocol are being supervised by Derek Torgerson, Project Geologist with Aurora Geosciences Ltd., who are contracted to provide full project support. Appropriate quality control and quality assurance protocols are used on the program. Standard reference samples are inserted in each batch of assays. Drill core was quick logged in the field and selected sections were transported to a base camp at the Blackstone Lodge, where the core was logged and sampled in detail, and stored. Drill core was prepared and analyzed in accordance with industry standards by Eco-Tech Laboratories, an ISO-900:2000 certified and accredited facility located in Kamloops, British Columbia, utilizing multi-element ICP (induced coupled plasma) techniques. John Peters, a qualified person pursuant to National Instrument 43-101, prior to release, reviews drill results and technical data. True thicknesses are not accurately known at this time; in some cases they may be less than the core lengths reported.

Under the agreement, Fjordland may earn an initial 60 percent interest in the property by paying Commander $250,000 in cash, issuing 1.6 million treasury shares of Fjordland to Commander and incurring exploration expenditures on the property totaling $7-million over a five-year period ending Dec. 31, 2011. Once Fjordland has earned its 60 percent interest, they have the option to increase their interest to 80 percent by issuing one million shares or $3-million cash to Commander, and by completing a bankable feasibility study and making a final lump-sum payment of $7-million cash to Commander. Commander also retains certain earn-back rights if Fjordland elects not to increase its interest to 80 percent.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with control of one of the largest new gold districts in Canada and a new uranium belt in Newfoundland.  The Company also owns several high quality exploration properties that are being explored this year by partners. The Company uses a combination of aggressive land acquisition, focused projects and good deal-making to increase its exposure to success while reducing risk to shareholders.

On Behalf of the Board of Directors,

Bernard Kahlert

, P. Eng.

V.P. Exploration

For further information, please call: Commander Resources Ltd.
Telephone: (604) 685-5254 or 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Suite 510, 510 Burrard Street Vancouver, BC V6C 3A8 Tel: (604) 685-5254 Fax: (604) 685-2814	Date: October 2 2007 TSX Venture Exchange: CMD Shares Issued: 62,338,660 News Release: #07- 21

BAFFIN PROJECT UPDATE – NEW MINERALIZED TREND DISCOVERED

Commander Resources Ltd. (CMD-TSX Venture) reports the discovery of a new, potentially significant mineralized trend on the large Baffin Island gold project, Nunavut.  The new mineralized trend, called Hebert covers a seven kilometre by two kilometre area with swarms of quartz veins carrying arsenopyrite, pyrrhotite and minor galena. Results are awaited from 53 surface channel samples, but the prospectivity was confirmed by two grab samples from the veins that carried 15.16 g/t gold and 6.55 g/t gold.

The discovery brings the total known gold prospect areas to 17, hosted by Lower Proterozoic iron formation and shear zones along the 140 kilometre greenstone belt, that is similar in age and tectonic history to the historic Homestake Gold mine in South Dakota.

Additional preliminary highlights of this year’s drilling program:

•

At Durette, drilling confirmed that a 1,300 metre long EM conductor coincides with a thick interval of highly altered silicate iron formation (SIF). Assays from four drill holes are awaited.  The conductor is open along strike and more than 800 metres have not yet been tested by drilling.

•

At the Peninsula prospect, two holes drilled two kilometres apart along a previously untested six kilometre portion of the property intersected a gold-bearing iron formation similar to the high grade gold zone at Ridge Lake. One of the holes intersected 3.59 g/t over 1.27 metres, including 8.16 g/t over 0.50 metres confirming the potential of this area.

The 2007 drilling program was designed to evaluate priority targets along the 80 kilometre central section of the belt outside of the main and more advanced Ridge Lake and Malrok zones in order to gain a better understanding of the potential inventory of prospects that will require more detailed work. Drill results are shown in the table below.

The Malrok and Ridge Lake central zones, which were not drilled this year, are at the stage where detailed systematic drilling of the core mineralized zones is warranted.

Hebert

The presence of well-developed quartz-arsenopyrite-galena vein systems carrying gold in this geological setting may indicate that there is another level and type of gold mineralization on the property.  Several showings in outcrop and rubble-crop occur within a corridor defined by the occurrence of quartz-arsenopyrite veins within mixed sedimentary units.  Metre-spaced and well-developed quartz veins contain 5-25% arsenopyrite.  A grab sample from rubble-crop of greywacke contains 5% quartz veins carrying 3-5% arsenopyrite and assayed 6.55 g/t Au.  A second sample consisting of a quartz vein with 1% galena assayed 15.16 g/t gold.  Awaited are results of 53 channel samples, collected over a 100 metre x 100 metre area of mineralized outcrop, and 156 till samples, collected over a 63 sq. km area.

Durette

Five holes (DUR-07-07 to DUR-07-11) were drilled along a 500 metre long EM conductor coinciding with a mineralized intercept in DUR-06-03 drilled in 2006. Intervals of SIF ranging from 5 to 30 metres thick and carrying variable amounts of arsenopyrite and pyrrhotite were encountered. The Durette conductor is open under a lake to the southeast where it has not been tested. The offset part of the conductor continues for 800 metres to the west where it is largely covered by overburden and has not been tested by drilling.

Peninsula

PEN-07-01 was drilled down dip from a SIF horizon that graded 8.5 g/t gold at surface.  PEN-07-02 was drilled two kilometres northeast of PEN-07-01 and intersected a 3.14 metre wide SIF horizon that is similar to that intersected in the Ridge Lake area.  A 1.0 metre wide horizon at a depth of 60 metres in this hole contains laminated pyrrhotite with chalcopyrite and sphalerite. Base metal assays are awaited.

Brent Showing

On the Brent showing trend, hole Q2-07-07 drilled in the vicinity of holes Q-06-01 and Q-06-02 was targeted to drill directly across the northwest trending vein system.  This hole intersected the northwest trending vein system between 23.80 and 39.50 metres depth down the hole.  Three modest intersections over this interval included 1.65 g/t over 0.80 metres, 4.22 g/t over 0.50 metres and 2.54 g/t over 0.50 metres. All intersections were associated with quartz-feldspar-arsenopyrite veins hosted in quartz diorite.

Table of 2007 Drill Results

Hole	From (m)	To (m)	Width (m)	Grade (g/t Au)
Ridge Lake East
RLD-07-63	35.93	36.50	0.57	7.37
RLD-07-64	NSA
RLD-07-65	NSA
Peninsula
PEN-07-01	112.23	113.50	1.27	3.59
Includes	112.23	112.73	0.50	8.16
PEN-07-02	Base Metal Results Pending
Brent
Q2-07-05	NSA
Q2-07-06	NSA
Q2-07-07	23.80	24.60	0.80	1.65
Q2-07-07	37.50	38.00	0.50	4.22
Includes	39.00	39.50	0.50	2.54
Q2-07-08	NSA
Durette
DUR-07-07	31.00	39.00	8.00	1.22
Includes	34.00	36.00	2.00	2.28
DUR-07-08	Assays Pending
DUR-07-09	Assays Pending
DUR-07-10	Assays Pending
DUR-07-11	Assays Pending

NSA =No Significant Gold Assays

Maps pertaining to this release can be found on the Company’s website: http://www.commanderresources.com/s/NewsReleases.asp?ReportID=264082 .  Drill plan maps and sections will be posted after all remaining results are received. The property is readily accessible to tidewater, contains abundant fresh water and is located near two “Distant Early Warning” (DEW line) radar stations, each with an operational 4,000 foot airstrip.

GeoVector Management Inc. of Ottawa managed the 2007 field program.  Alan Sexton, MSc, P.Geol. was the Project Manager and the Qualified Person under NI 43-101 supervising the technical aspects of the program.

QA/QC Procedures

NQ drill core was logged and all pertinent geological / geotechnical information recorded.  The drill core was then sawn in half, with one half bagged, labeled and sent for assay; the remaining half was placed in core boxes as a permanent record and is stored on the project site. Core sample size varied from 0.5 to 1.5 metres in length. All samples were transported to TSL Laboratories in Saskatoon, Saskatchewan for crushing, pulverization and analysis.

Core samples are crushed using a primary jaw crusher to minimum 70% passing 10 mesh.  A finer crush is then obtained through a rolls crusher to a minimum 95% passing 10 mesh.  A representative 500 gram split sample is obtained by passing the entire reject sample through a riffler, and by alternating catch pans before taking the final split.  The remaining reject material is returned to a labeled bag and stored.  The 500 gram sub-sample is pulverized to a minimum 95% passing 150 mesh. The homogenized sample is analyzed by FA/Gravimetric using a 1 AT charge with a detection limit of 0.03 g/t Au.

As part of in-house QA/QC TSL Laboratories inserts certified gold standards, which are purchased from CDN Resource Labs.  Standards are inserted and three pulp duplicates are analyzed for every 20 samples.  Random additional repeats are also analyzed as required. Results from all internal QC samples and repeats are reported.

In addition, Commander sequentially inserts certified gold standards, which are purchased from CDN Resource Labs, and “blank” core samples.  One standard and one blank are inserted with every batch of 20 core samples prior to shipment to TSL Laboratories.

If there are any analyses of the certified gold standards that fall outside of the acceptable range the entire batch of 20 samples will be re-run.  If there are any significant gold values returned from the “blank” core samples the entire batch of 20 samples will be re-run.  A percentage of the core sample pulps from 2007 Commander drilling program will be submitted to another lab for check assaying.  No sample batch re-runs have been necessary on the 2007 results received to date.

ABOUT COMMANDER RESOURCES LTD.

Commander Resources Ltd. is a Canadian junior exploration company with control of one of the largest new gold districts in Canada and a new uranium belt in Newfoundland.  The Company also owns several high quality exploration properties that are being explored this year by partners. The Company uses a combination of aggressive land acquisition, focused projects and good deal-making to increase its exposure to success while reducing risk to shareholders.

On behalf of the Board of Directors,

Kenneth E. Leigh

President & CEO

For further information, please call:

Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

51-102F3 Material Change Report [F]

Published December 29, 2006

Effective December 29, 2006

Item 1  Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

COMMANDER RESOURCES LTD.

510 – 510 Burrard Street

Vancouver, B.C. V6C 3A8

Item 2  Date of Material Change

State the date of the material change.

October 4, 2007

Item 3  News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

NR #07-22 dated October 4, 2007 disseminated by Stockwatch.

Item 4  Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (TSX-V: CMD) announces it intends to raise approximately $1,150,000 to finance exploration on the Company’s projects in Canada, and for general working capital.  The capital raise will consist of a non-brokered private placement of flow-through shares and non flow-through units.

The flow-through shares will comprise up to 4,000,000 common shares at $0.25 per share.

The non flow-through units will comprise up to 750,000 units at $0.20 per unit.  Each unit will consist of one common share and one-half share purchase warrant.  Each whole share purchase warrant will entitle the holder to purchase one common share at a price of $0.40 for one year following the closing.

Finder’s fees of 7% of the flow-through shares and units sold may be payable in shares or cash on a portion of the financing to finders who assist in the placement, as applicable under regulatory laws.   The private placement is subject to regulatory approval.

Proceeds of the flow-through shares will be used for eligible exploration expenditures on the Company’s Hermitage uranium project, Labrador nickel project and Baffin gold project.

Item 5  Full Description of Material Change

5.1 Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

See Item 4.

5.2 Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed. This item does not apply if, in respect of the transaction, your company sent an information circular to its securityholders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

INSTRUCTIONS

(i)

If your company is engaged in oil and gas activities, the disclosure under Item 5 must also satisfy the requirements of Part 6 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

(ii)

If you incorporate information by reference to another document, clearly identify the referenced document or any excerpt from it. Unless you have already filed the referenced document or excerpt, you must file it with the material change report. You must also disclose that the document is on SEDAR at www.sedar.com.

Not applicable.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

INSTRUCTION

Refer to subsections 7.1 (4), (5), (6) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

Item 7  Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

INSTRUCTIONS

In certain circumstances where a material change has occurred and a Report has been or is about to be filed but subsection 7.1(2), (3) or (5) of National Instrument 51-102 is not or will no longer be relied upon, your company may nevertheless believe one or more significant facts otherwise required to be disclosed in the Report should remain confidential and not be disclosed or not be disclosed in full detail in the Report.

No information has been omitted.

Item 8  Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Kenneth Leigh

(604) 685-5254

Item 9  Date of Report

Date the Report.

This report is dated the 5th day of October, 2007.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel: (604) 685-5254 Fax: (604) 685-2814	Date: October 4, 2007 TSX Venture Exchange: CMD Shares Issued: 62,338,660 News Release: #07- 22

Not for dissemination in the United States or through U.S. newswires

COMMANDER TO RAISE $1,150,000
IN NON-BROKERED PRIVATE PLACEMENT

Commander Resources Ltd. (CMD- TSX Venture) announces it intends to raise approximately $1,150,000 to finance exploration on the Company’s projects in Canada, and for general working capital.  The capital raise will consist of a non-brokered private placement of flow-through shares and non flow-through units.

The flow-through shares will comprise up to 4,000,000 common shares at $0.25 per share.

The non flow-through units will comprise up to 750,000 units at $0.20 per unit.  Each unit will consist of one common share and one-half share purchase warrant.  Each whole share purchase warrant will entitle the holder to purchase one common share at a price of $0.40 for one year following the closing.

Finder’s fees of 7% of the flow-through shares and units sold may be payable in shares or cash on a portion of the financing to finders who assist in the placement, as applicable under regulatory laws.   The private placement is subject to regulatory approval.

Proceeds of the flow-through shares will be used for eligible exploration expenditures on the Company’s Hermitage uranium project, Labrador nickel project and Baffin gold project.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with control of one of the largest new gold districts in Canada and a new uranium belt in Newfoundland.  The Company also owns several high quality exploration properties that are being explored this year by partners. The Company uses a combination of aggressive land acquisition, focused projects and good deal-making to increase its exposure to success while reducing risk to shareholders.

On Behalf of the Board of Directors,

Kenneth Leigh
President & CEO

For further information, please call: Commander Resources Ltd.
Telephone: (604) 685-5254 or 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

51-102F3 Material Change Report [F]

Published December 29, 2006

Effective December 29, 2006

Item 1  Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

COMMANDER RESOURCES LTD.

510 – 510 Burrard Street

Vancouver, B.C. V6C 3A8

Item 2  Date of Material Change

State the date of the material change.

October 15, 2007

Item 3  News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

NR #07-23 dated October 15, 2007 disseminated by Marketwire.

Item 4  Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (TSX-V: CMD) announces that a detailed low frequency ground Electromagnetic (EM) survey has commenced on the Sarah Lake Property, Labrador.

On the Sarah Lake Property, as reported in the Company’s news release dated September 13, 2007, previous drilling to the west of the property in the 1990’s intersected 0.5% nickel to 11.9% nickel with several intercepts on the Sarah Lake Property grading 0.4 to 0.9% nickel. A large area of the key basal contact of the gabbro lies within a few hundred metres of the surface and has not been sufficiently explored for nickel-bearing massive sulphide accumulation.

Discrete geophysical conductors on the property were identified from previous surveys to be at a depth coincident with the interpreted base of the gabbro where sulphides could have accumulated.  High grade nickel sulphide deposits are usually highly conductive bodies and therefore, a detailed low frequency EM survey is required to isolate and define the strongest and potentially the most metal rich portions of the known conductors. This new geophysical data along with existing geological, geochemical and geophysical data will be used to prioritize targets for drill testing in 2008.

Commander owns 48.2% of the Sarah Lake Property.  Donner Metals owns 51.8% and is operator of the Joint Venture.

Commander also reports that it has retained BMK Communications Inc. of Vancouver, B.C. to provide investor relations and marketing services.

The agreement with BMK, commencing October 15th, 2007, is structured as a 12 month contract with a six month initial term.  In consideration for their services, BMK will be paid $6,000 per month and be granted 125,000 incentive stock options, exercisable at a price of $0.225 per share for a one-year period in accordance with Commander’s stock option plan. The agreement with BMK is subject to regulatory approval and all terms will be subject to and in accordance with the rules and regulations of the TSX Venture Exchange.

Item 5  Full Description of Material Change

5.1 Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

The Sarah Lake property is a Joint Venture between Commander and Donner Metals and is located about 90 kilometres south of the 150 Mt Voisey's Bay Nickel Mine.  The property covers a portion of the extensive Pants Lake Gabbro Complex, which is similar in age and chemical composition to the intrusions that host Voisey's Bay.

Commander also holds other interests in the larger South Voisey’s Bay area including 59.9% of the Adlatok 1 Property and 100% of Sally and Sadie properties on which there are existing geophysical conductors.  These other properties will be surveyed with a similar EM system in 2008 and will be drill-tested if warranted.

5.2 Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed. This item does not apply if, in respect of the transaction, your company sent an information circular to its securityholders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

INSTRUCTIONS

(i)

If your company is engaged in oil and gas activities, the disclosure under Item 5 must also satisfy the requirements of Part 6 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

(ii)

If you incorporate information by reference to another document, clearly identify the referenced document or any excerpt from it. Unless you have already filed the referenced document or excerpt, you must file it with the material change report. You must also disclose that the document is on SEDAR at www.sedar.com.

Not applicable.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

INSTRUCTION

Refer to subsections 7.1 (4), (5), (6) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

Item 7  Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

INSTRUCTIONS

In certain circumstances where a material change has occurred and a Report has been or is about to be filed but subsection 7.1(2), (3) or (5) of National Instrument 51-102 is not or will no longer be relied upon, your company may nevertheless believe one or more significant facts otherwise required to be disclosed in the Report should remain confidential and not be disclosed or not be disclosed in full detail in the Report.

No information has been omitted.

Item 8  Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Kenneth Leigh

(604) 685-5254

Item 9  Date of Report

This report is dated the 15th day of October, 2007.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel: (604) 685-5254 Fax: (604) 685-2814	Date: October 15, 2007 TSX Venture Exchange: CMD Shares Issued: 62,338,660 News Release: #07-23

COMMANDER AND DONNER COMMENCE EM SURVEY ON THE SARAH LAKE NICKEL PROPERTY

COMMANDER RETAINS BMK COMMUNICATIONS FOR INVESTOR RELATIONS

Commander Resources Ltd. (CMD – TSX Venture) reports that a detailed low frequency ground Electromagnetic (EM) survey has commenced on the Sarah Lake Property, Labrador.  Commander also reports that it has retained BMK Communications Inc. of Vancouver, B.C., to provide investor relations and marketing services.

The Sarah Lake property is a Joint Venture between Commander and Donner Metals and is located about 90 kilometres south of the 150 Mt Voisey's Bay Nickel Mine.  The property covers a portion of the extensive Pants Lake Gabbro Complex, which is similar in age and chemical composition to the intrusions that host Voisey's Bay.

On the Sarah Lake Property, as reported in the Company’s news release dated September 13, 2007, previous drilling to the west of the property in the 1990’s intersected 0.5% nickel to 11.9% nickel with several intercepts on the Sarah Lake Property grading 0.4 to 0.9% nickel. A large area of the key basal contact of the gabbro lies within a few hundred metres of the surface and has not been sufficiently explored for nickel-bearing massive sulphide accumulation.

Discrete geophysical conductors on the property were identified from previous surveys to be at a depth coincident with the interpreted base of the gabbro where sulphides could have accumulated.  High grade nickel sulphide deposits are usually highly conductive bodies and therefore, a detailed low frequency EM survey is required to isolate and define the strongest and potentially the most metal rich portions of the known conductors. This new geophysical data along with existing geological, geochemical and geophysical data will be used to prioritize targets for drill testing in 2008.

Commander owns 48.2% of the Sarah Lake Property.  Donner Metals owns 51.8% and is operator of the Joint Venture.

Commander also holds other interests in the larger South Voisey’s Bay area including 59.9% of the Adlatok 1 Property and 100% of Sally and Sadie properties on which there are existing geophysical conductors.  These other properties will be surveyed with a similar EM system in 2008 and will be drill-tested if warranted.

Summary information and maps of the properties can be found on the Company’s website at www.commanderresources.com.

Investor Relations Contract

The agreement with BMK, commencing October 15th, 2007, is structured as a 12 month contract with a six month initial term.  In consideration for their services, BMK will be paid $6,000 per month and be granted

125,000 incentive stock options, exercisable at a price of $0.225 per share for a one-year period in accordance with Commander’s stock option plan. The agreement with BMK is subject to regulatory approval and all terms will be subject to and in accordance with the rules and regulations of the TSX Venture Exchange.

BMK provides investor relations services to public companies in North America and specializes in development and management of customized marketing programs. Principals, Lisa May and Bernie Kennedy bring over 20 years marketing and investor relations experience to Commander with the goal of raising market awareness and providing a conduit between management and its shareholder base.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with control of one of the largest new gold districts in Canada and a new uranium belt in Newfoundland.  The Company also owns several high quality exploration properties were being explored this year by partners. The Company uses a combination of aggressive land acquisition, focused projects and good deal-making to increase its exposure to success while reducing risk to shareholders.

On Behalf of the Board of Directors,

Kenneth Leigh

President & CEO

For further information, please call: Commander Resources Ltd.
Telephone: (604) 685-5254 or 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

51-102F3 Material Change Report [F]

Published December 29, 2006

Effective December 29, 2006

Item 1  Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

COMMANDER RESOURCES LTD.

510 – 510 Burrard Street

Vancouver, B.C. V6C 3A8

Item 2  Date of Material Change

State the date of the material change.

October 22, 2007

Item 3  News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

NR #07-24 dated October 22, 2007 disseminated by Stockwatch.

Item 4  Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (TSX-V: CMD) announces that due to overwhelming interest in the non-brokered private placement announced on October 4, 2007, it has increased the offering to raise up to $1,722,500.

The offering will now consist of up to 5,050,000 flow-through (“FT”)shares at $0.25 cents per FT share and up to 2,300,000 non flow-through (“NFT”) units priced at $0.20. Each NFT unit will consist of one common share and one-half share purchase warrant.  Each whole share purchase warrant will entitle the holder to purchase one common share at a price of $0.40 for one year following the closing.

Finder’s fees of 7% of the FT shares and units sold may be payable in shares or cash on a portion of the financing to finders who assist in the placement, as applicable under regulatory laws.   The private placement is subject to regulatory approval.

Proceeds of the FT shares will be used for eligible exploration expenditures on the Company’s Hermitage uranium project, Labrador nickel project and Baffin gold project.

Item 5  Full Description of Material Change

5.1 Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

See Item 4. No further information to disclose.

5.2 Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed. This item does not apply if, in respect of the transaction, your company sent an information circular to its securityholders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

INSTRUCTIONS

(i)

If your company is engaged in oil and gas activities, the disclosure under Item 5 must also satisfy the requirements of Part 6 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

(ii)

If you incorporate information by reference to another document, clearly identify the referenced document or any excerpt from it. Unless you have already filed the referenced document or excerpt, you must file it with the material change report. You must also disclose that the document is on SEDAR at www.sedar.com.

Not applicable.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

INSTRUCTION

Refer to subsections 7.1 (4), (5), (6) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

Item 7  Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

INSTRUCTIONS

In certain circumstances where a material change has occurred and a Report has been or is about to be filed but subsection 7.1(2), (3) or (5) of National Instrument 51-102 is not or will no longer be relied upon, your company may nevertheless believe one or more significant facts otherwise required to be disclosed in the Report should remain confidential and not be disclosed or not be disclosed in full detail in the Report.

No information has been omitted.

Item 8  Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Kenneth Leigh

(604) 685-5254

Item 9  Date of Report

This report is dated the 23rd day of October, 2007.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel: (604) 685-5254 Fax: (604) 685-2814	Date: October 22, 2007 TSX Venture Exchange: CMD Shares Issued: 62,338,660 News Release: #07- 24

Not for dissemination in the United States or through U.S. newswires

COMMANDER INCREASES NON-BROKERED PRIVATE PLACEMENT

Commander Resources Ltd. (CMD- TSX Venture) announces that due to overwhelming interest in the non-brokered private placement announced on October 4, 2007, it has increased the offering to raise up to $1,722,500.

The offering will now consist of up to 5,050,000 flow-through (“FT”)shares at $0.25 cents per FT share and up to 2,300,000 non flow-through (“NFT”) units priced at $0.20. Each NFT unit will consist of one common share and one-half share purchase warrant.  Each whole share purchase warrant will entitle the holder to purchase one common share at a price of $0.40 for one year following the closing.

Finder’s fees of 7% of the FT shares and units sold may be payable in shares or cash on a portion of the financing to finders who assist in the placement, as applicable under regulatory laws.   The private placement is subject to regulatory approval.

Proceeds of the FT shares will be used for eligible exploration expenditures on the Company’s Hermitage uranium project, Labrador nickel project and Baffin gold project.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with control of one of the largest new gold districts in Canada and a new uranium belt in Newfoundland.  The Company also owns several high quality exploration properties that are being explored this year by partners. The Company uses a combination of aggressive land acquisition, focused projects and good deal-making to increase its exposure to success while reducing risk to shareholders.

On Behalf of the Board of Directors,

Kenneth Leigh

President & CEO

For further information, please call: Commander Resources Ltd.
Telephone: (604) 685-5254 or 1-800-667-7866
www.commanderresources.com
For Investor Relations please contact: BMK Communications Inc. Toll free: 1-877-489-4440 Email:bkennedy@bmkcommunications.com Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

51-102F3 Material Change Report [F]

Published December 29, 2006

Effective December 29, 2006

Item 1  Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

COMMANDER RESOURCES LTD.

510 – 510 Burrard Street

Vancouver, B.C. V6C 3A8

Item 2  Date of Material Change

State the date of the material change.

October 26, 2007 and October 31, 2007

Item 3  News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

NR #07-25 dated November 1, 2007 disseminated by Marketwire.

Item 4  Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (TSX-V: CMD) announces that the non-brokered private placement announced on October 4, 2007 and October 22, 2007 has closed for total proceeds of $1,722,500.

An issuance of 4,650,000 flow-through shares at a purchase price of $0.25 per flow-through share and 2,300,000 non flow-through units at a purchase price of $0.20 per non flow-through unit occurred on October 26, 2007.  A further issuance of 400,000 flow-through shares at a purchase price of $0.25 per flow-through share occurred on October 31, 2007.

All of the securities issued are subject to a four month hold period and may not be traded until February 27, 2008, and March 1, 2008, respectively.

Finders’ fees of 7% were paid in cash to the following finders: Bolder Investment Partners Ltd.- $14,000, PI Financial Corp.- $5,250, Hampton Securities Limited- $2,625, Jennings Capital Inc.- $5,600, Canaccord Capital Corp.- $1,400, Haywood Securities Inc.- $1,680, Dundee Securities Corp.- $3,500, and MAK, Allen & Day Capital Partners- $7,000.

In addition, finders’ fees of 7% were paid in shares to the following finders: Standard Securities Capital Corporation- 119,000 common shares, Haywood Securities Inc.- 28,000 common shares, and Dundee Securities Corp.- 14,000 common shares.  The finders’ shares are subject to a four month hold period and may not be traded until February 27, 2008.

The Company also reports a correction to its News Release dated October 15, 2007. The stock options granted to BMK Communications Inc. are exercisable for two years (not one year), subject to the terms of the Company’s Stock Option Plan.

Item 5  Full Description of Material Change

5.1 Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

See Item 4. No further information to disclose.

5.2 Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed. This item does not apply if, in respect of the transaction, your company sent an information circular to its securityholders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

INSTRUCTIONS

(i)

If your company is engaged in oil and gas activities, the disclosure under Item 5 must also satisfy the requirements of Part 6 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

(ii)

If you incorporate information by reference to another document, clearly identify the referenced document or any excerpt from it. Unless you have already filed the referenced document or excerpt, you must file it with the material change report. You must also disclose that the document is on SEDAR at www.sedar.com.

Not applicable.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

INSTRUCTION

Refer to subsections 7.1 (4), (5), (6) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

Item 7  Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

INSTRUCTIONS

In certain circumstances where a material change has occurred and a Report has been or is about to be filed but subsection 7.1(2), (3) or (5) of National Instrument 51-102 is not or will no longer be relied upon, your company may nevertheless believe one or more significant facts otherwise required to be disclosed in the Report should remain confidential and not be disclosed or not be disclosed in full detail in the Report.

No information has been omitted.

Item 8  Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Kenneth Leigh

(604) 685-5254

Item 9  Date of Report

This report is dated the 2nd day of November, 2007.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel: (604) 685-5254 Fax: (604) 685-2814	Date: November 1, 2007 TSX Venture Exchange: CMD Shares Issued: 69,849,660 News Release: #07- 25

COMMANDER COMPLETES NON-BROKERED

PRIVATE PLACEMENT FINANCING

Commander Resources Ltd. (CMD – TSX Venture) reports that the non-brokered private placement announced on October 4, 2007 and October 22, 2007 has closed for total proceeds of $1,722,500.

An issuance of 4,650,000 flow-through shares at a purchase price of $0.25 per flow-through share and 2,300,000 non flow-through units at a purchase price of $0.20 per non flow-through unit occurred on October 26, 2007.  A further issuance of 400,000 flow-through shares at a purchase price of $0.25 per flow-through share occurred on October 31, 2007.

All of the securities issued are subject to a four month hold period and may not be traded until February 27, 2008, and March 1, 2008, respectively.

Finders’ fees of 7% were paid in cash to the following finders: Bolder Investment Partners Ltd.- $14,000, PI Financial Corp.- $5,250, Hampton Securities Limited- $2,625, Jennings Capital Inc.- $5,600, Canaccord Capital Corp.- $1,400, Haywood Securities Inc.- $1,680, Dundee Securities Corp.- $3,500, and MAK, Allen & Day Capital Partners- $7,000. In addition, finders’ fees of 7% were paid in shares to the following finders: Standard Securities Capital Corporation- 119,000 common shares, Haywood Securities Inc.- 28,000 common shares, and Dundee Securities Corp.- 14,000 common shares.  The finders’ shares are subject to a four month hold period and may not be traded until February 27, 2008.

Correction Notice

The Company reports a correction to its News Release dated October 15, 2007. The stock options granted to BMK Communications Inc. are exercisable for two years (not one year), subject to the terms of the Company’s Stock Option Plan.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with control of one of the largest new gold districts in Canada and a new uranium belt in Newfoundland.  The Company also owns several high quality exploration properties that are being explored this year by partners. The Company uses a combination of aggressive land acquisition, focused projects and good deal-making to increase its exposure to success while reducing risk to shareholders.

On Behalf of the Board of Directors,

Kenneth Leigh

President & CEO

www.commanderresources.com

Email: info@commanderresources.com

For Investor Relations please contact: BMK Communications Inc. Toll free: 1-877-489-4440 Email:bkennedy@bmkcommunications.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

51-102F3 Material Change Report [F]

Published December 29, 2006

Effective December 29, 2006

Item 1  Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

COMMANDER RESOURCES LTD.

510 – 510 Burrard Street

Vancouver, B.C. V6C 3A8

Item 2  Date of Material Change

State the date of the material change.

November 26, 2007

Item 3  News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

NR #07-26 dated November 26, 2007 disseminated by Marketwire.

Item 4  Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (TSX-V: CMD) announces the final results from the 2007 Baffin Island gold project in Nunavut including:

•

Drill results from the Durette showing, including 15.23 g/t gold over 0.83 metres (within a 7.02 metre wide interval grading 2.08 g/t gold), demonstrate that gold mineralization is associated with a strong Electromagnetic (EM) conductor at that location. The gold-bearing intersections (DUR-07-07, 08, 09, 10 and DUR-06-03) occur over a strike length of 225 metres and within 40 metres of surface and are open at depth and along strike.

•

The offset portion of the Durette conductor continues for a further 1500 metres to the west. This offset has not been tested by drilling and is largely covered by overburden.  A separate discrete conductor located one kilometre to the southwest of Durette is 900 metres in length and associated with previously reported surface gold values grading up to 9.5 g/t gold from prospecting samples.

•

Confirmation by preliminary channel sampling that the new 7 km x 2 km Hebert mineralized trend reported in the Company’s news release dated October 2nd, 2007, has significant gold potential.

Durette Showing

At Durette, five shallow holes were drilled along a 500 metre long EM conductor coinciding with mineralization intersected in DUR-06-03 (2006) that intersected 9.61 g/t gold over 1.56 metres.   Thick intervals of silicate iron formation (SIF) ranging from 5 to 30 metres thick and carrying variable amounts of arsenopyrite and pyrrhotite were encountered in the 2007 drill holes demonstrating potential for a large mineralized system.  Intervals of highest sulphide content in this SIF carried better gold values.  A high grade assay of 15.23 g/t gold was intersected over 0.83 metres within a 7.02 metre interval grading 2.08 g/t gold in hole Dur-07-09, the easternmost hole drilled at Durette. This zone is completely open to the east, where the Durette gold zone trends into a large, shallow lake and the conductor is continuous to the last line at lakeshore.  The zone is open to the west for at least 1500 metres and is open at depth.

Hebert Mineralized trend

Results from the new Hebert mineralized trend returned gold values from surface channel samples that ranged from 0.99 g/t gold over 1 metre to 5.14 g/t gold over 1 metre.  Two sections of channel samples outlined continuous gold mineralization with 2.18 g/t gold over 3 metres and 1.12 g/t gold over 4 metres.  In addition, two grab samples returned gold values of 13.65 g/t gold and 14.81 g/t gold.  The best mineralization occurs in areas of metre-spaced, well-developed quartz veins that contain 5-25% arsenopyrite.  The channel sampling was limited to a small area only; the results warrant an aggressive follow-up of detailed channel sampling and geological mapping of the entire Hebert trend corridor.

156 till samples were also collected over a 63 sq. km area that includes the Hebert trend. Results are expected before year-end.

Durette Drill Results Table (refer to October 2nd release for previously reported holes)

Hole

From (m)

To (m)

Width (m)

Grade (g/t) gold

*DUR-07-07

31.00

39.00

8.00

1.22

 includes

34.00

36.00

2.00

2.28

DUR-07-08

34.50

38.25

3.75

1.14

includes

34.50

35.00

0.50

3.05

DUR-07-09

35.87

42.89

7.02

2.08

includes

38.35

39.18

0.83

15.23

DUR-07-10

28.00

29.50

1.50

1.71

and

34.50

35.29

0.79

1.71

DUR-07-11

93.50

94.00

0.50

0.60% Cu

*previously reported

GeoVector Management Inc. of Ottawa managed the field program this year.  Alan Sexton, MSc, P.Geol. was the Project Manager and the Qualified Person under NI 43-101 supervising the technical aspects of the project.

Item 5  Full Description of Material Change

5.1 Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Preliminary maps associated with this release are presented on Commander’s website. Additional maps and sections will be posted when available.  The property is readily accessible to tidewater, contains abundant fresh water and is located near two “Distant Early Warning” (DEW line) radar stations, each with an operational 4,000 foot airstrip.

QA/QC Procedures

NQ drill core was logged and all pertinent geological/geotechnical information recorded. The drill core was then sawn in half, with one-half bagged, labeled and sent for assay; the remaining half was placed in core boxes as a permanent record and is stored on the project site. Core sample size varied from 0.5 to 1.5 metres in length. All samples were transported to TSL Laboratories in Saskatoon, Sask., for crushing, pulverization and analysis.

Core samples are crushed using a primary jaw crusher to minimum 70 per cent passing 10 mesh. A finer crush is then obtained through a rolls crusher to a minimum 95 per cent passing 10 mesh. A representative 500-gram split sample is obtained by passing the entire reject sample through a riffler, and by alternating catch pans before taking the final split. The remaining reject material is returned to a labeled bag and stored. The 500-gram sub-sample is pulverized to a minimum 95 per cent passing 150 mesh. The homogenized sample is analyzed by FA/Gravimetric using a charge with a detection limit of 0.03 gram per tonne gold.

As part of in-house QA/QC TSL Laboratories inserts certified gold standards, which are purchased from CDN Resource Labs. Standards are inserted and three pulp duplicates are analyzed for every 20 samples. Random additional repeats are also analyzed as required. Results from all internal QC samples and repeats are reported.

In addition, Commander sequentially inserts certified gold standards, which are purchased from CDN Resource Labs and blank core samples. One standard and one blank are inserted with every batch of 20 core samples prior to shipment to TSL Laboratories.

If there are any analyses of the certified gold standards that fall outside of the acceptable range the entire batch of 20 samples will be rerun. If there are any significant gold values returned from the "blank" core samples the entire batch of 20 samples will be rerun. A percentage of the core sample pulps from 2007 Commander drilling program will be submitted to another lab for check assaying.

5.2 Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed. This item does not apply if, in respect of the transaction, your company sent an information circular to its securityholders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

INSTRUCTIONS

(i)

If your company is engaged in oil and gas activities, the disclosure under Item 5 must also satisfy the requirements of Part 6 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

(ii)

If you incorporate information by reference to another document, clearly identify the referenced document or any excerpt from it. Unless you have already filed the referenced document or excerpt, you must file it with the material change report. You must also disclose that the document is on SEDAR at www.sedar.com.

Not applicable.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

INSTRUCTION

Refer to subsections 7.1 (4), (5), (6) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

Item 7  Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

INSTRUCTIONS

In certain circumstances where a material change has occurred and a Report has been or is about to be filed but subsection 7.1(2), (3) or (5) of National Instrument 51-102 is not or will no longer be relied upon, your company may nevertheless believe one or more significant facts otherwise required to be disclosed in the Report should remain confidential and not be disclosed or not be disclosed in full detail in the Report.

No information has been omitted.

Item 8  Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Kenneth Leigh

(604) 685-5254

Item 9  Date of Report

This report is dated the 27th day of November, 2007.

Suite 510, 510 Burrard Street Vancouver, BC V6C 3A8 Tel: (604) 685-5254 Fax: (604) 685-2814	Date: November 26, 2007 TSX Venture Exchange: CMD Shares Issued: 69,849,660 News Release: #07 - 26

DURETTE DRILLING RETURNS HIGH GRADE INTERSECTIONS AND A NEW GOLD TREND IS CONFIRMED AT HEBERT

Commander Resources Ltd. (CMD-TSX Venture) reports the final results from the 2007 Baffin Island gold project in Nunavut including:

•

Drill results from the Durette showing, including 15.23 g/t gold over 0.83 metres (within a 7.02 metre wide interval grading 2.08 g/t gold), demonstrate that gold mineralization is associated with a strong Electromagnetic (EM) conductor at that location. The gold-bearing intersections (DUR-07-07, 08, 09, 10 and DUR-06-03) occur over a strike length of 225 metres and within 40 metres of surface and are open at depth and along strike.

•

The offset portion of the Durette conductor continues for a further 1500 metres to the west. This offset has not been tested by drilling and is largely covered by overburden.  A separate discrete conductor located one kilometre to the southwest of Durette is 900 metres in length and associated with previously reported surface gold values grading up to 9.5 g/t gold from prospecting samples.

•

Confirmation by preliminary channel sampling that the new 7 km x 2 km Hebert mineralized trend reported in the Company’s news release dated October 2nd, 2007, has significant gold potential.

Durette Showing

At Durette, five shallow holes were drilled along a 500 metre long EM conductor coinciding with mineralization intersected in DUR-06-03 (2006) that intersected 9.61 g/t gold over 1.56 metres.   Thick intervals of silicate iron formation (SIF) ranging from 5 to 30 metres thick and carrying variable amounts of arsenopyrite and pyrrhotite were encountered in the 2007 drill holes demonstrating potential for a large mineralized system.  Intervals of highest sulphide content in this SIF carried better gold values.  A high grade assay of 15.23 g/t gold was intersected over 0.83 metres within a 7.02 metre interval grading 2.08 g/t gold in hole Dur-07-09, the easternmost hole drilled at Durette. This zone is completely open to the east, where the Durette gold zone trends into a large, shallow lake and the conductor is continuous to the last line at lakeshore.  The zone is open to the west for at least 1500 metres and is open at depth.

Hebert Mineralized trend

Results from the new Hebert mineralized trend returned gold values from surface channel samples that ranged from 0.99 g/t gold over 1 metre to 5.14 g/t gold over 1 metre.  Two sections of channel samples outlined continuous gold mineralization with 2.18 g/t gold over 3 metres and 1.12 g/t gold over 4 metres.  In addition, two grab samples returned gold values of 13.65 g/t gold and 14.81 g/t gold.  The best mineralization occurs in areas of metre-spaced, well-developed quartz veins that contain 5-25% arsenopyrite.  The channel sampling was limited to a small area only; the results warrant an aggressive follow-up of detailed channel sampling and geological mapping of the entire Hebert trend corridor.

156 till samples were also collected over a 63 sq. km area that includes the Hebert trend. Results are expected before year-end.

Durette Drill Results Table (refer to October 2nd release for previously reported holes)

Hole

From (m)

To (m)

Width (m)

Grade (g/t) gold

*DUR-07-07

31.00

39.00

8.00

1.22

 includes

34.00

36.00

2.00

2.28

DUR-07-08

34.50

38.25

3.75

1.14

includes

34.50

35.00

0.50

3.05

DUR-07-09

35.87

42.89

7.02

2.08

includes

38.35

39.18

0.83

15.23

DUR-07-10

28.00

29.50

1.50

1.71

and

34.50

35.29

0.79

1.71

DUR-07-11

93.50

94.00

0.50

0.60% Cu

*previously reported

Preliminary maps associated with this release are presented on Commander’s website. Additional maps and sections will be posted when available.  The property is readily accessible to tidewater, contains abundant fresh water and is located near two “Distant Early Warning” (DEW line) radar stations, each with an operational 4,000 foot airstrip.

GeoVector Management Inc. of Ottawa managed the field program this year.  Alan Sexton, MSc, P.Geol. was the Project Manager and the Qualified Person under NI 43-101 supervising the technical aspects of the project.

QA/QC Procedures

NQ drill core was logged and all pertinent geological/geotechnical information recorded. The drill core was then sawn in half, with one-half bagged, labeled and sent for assay; the remaining half was placed in core boxes as a permanent record and is stored on the project site. Core sample size varied from 0.5 to 1.5 metres in length. All samples were transported to TSL Laboratories in Saskatoon, Sask., for crushing, pulverization and analysis.

Core samples are crushed using a primary jaw crusher to minimum 70 per cent passing 10 mesh. A finer crush is then obtained through a rolls crusher to a minimum 95 per cent passing 10 mesh. A representative 500-gram split sample is obtained by passing the entire reject sample through a riffler, and by alternating catch pans before taking the final split. The remaining reject material is returned to a labeled bag and stored. The 500-gram sub-sample is pulverized to a minimum 95 per cent passing 150 mesh. The homogenized sample is analyzed by FA/Gravimetric using a charge with a detection limit of 0.03 gram per tonne gold.

As part of in-house QA/QC TSL Laboratories inserts certified gold standards, which are purchased from CDN Resource Labs. Standards are inserted and three pulp duplicates are analyzed for every 20 samples. Random additional repeats are also analyzed as required. Results from all internal QC samples and repeats are reported.

In addition, Commander sequentially inserts certified gold standards, which are purchased from CDN Resource Labs and blank core samples. One standard and one blank are inserted with every batch of 20 core samples prior to shipment to TSL Laboratories.

If there are any analyses of the certified gold standards that fall outside of the acceptable range the entire batch of 20 samples will be rerun. If there are any significant gold values returned from the "blank" core samples the entire batch of 20 samples will be rerun. A percentage of the core sample pulps from 2007 Commander drilling program will be submitted to another lab for check assaying.

ABOUT COMMANDER RESOURCES LTD.

Commander Resources Ltd. is a Canadian junior exploration company with control of one of the largest new gold districts in Canada and a new uranium belt in Newfoundland.  Commander also owns several high quality exploration properties explored this year by partners. Commander uses a combination of aggressive land acquisition, focused projects and good deal-making to increase its exposure to success while reducing risk to shareholders.

On behalf of the Board of Directors,

Kenneth E. Leigh

President  & CEO

For further information, please call:
Investor Relations: BMK Communications Toll Free: 1-877-489-4440

www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Commander Resources Ltd.

(Registrant)

Date: December 4, 2007

      /s/  Kenneth E. Leigh

By:___________________________

         Kenneth E. Leigh, President